SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MENTOR GRAPHICS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value	587200106
(Title of Classes of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

Dean M. Freed

Vice President and General Counsel

Mentor Graphics Corporation

8005 S.W. Boeckman Road

Wilsonville, Oregon 97070

(503) 685-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies To:

Danielle Benderly

Perkins Coie LLP

1120 N.W. Couch Street, Tenth Floor

Portland, OR 97209

Telephone: (503) 727-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Attached are (i) Mentor Graphics Corporation’s (the “Company”) Notice of Special Meeting of Shareholders and Definitive Proxy Statement for the Special Meeting of Shareholders (“Special Meeting”) to be held on December 14, 2009 (the “Proxy Statement”), which contains a proposal submitted to the Company’s shareholders to approve amendments to the Company’s 1982 Stock Option Plan to permit a one-time voluntary stock option exchange program (the “Option Exchange”); (ii) a communication sent by our Chairman of the Board and Chief Executive Officer to our employees regarding the submission of the proposal for approval by the Company’s shareholders to amend our 1982 Stock Option Plan to permit the Option Exchange (“Employee Communication”); and (iii) frequently asked questions, sent to our employees regarding the proposed Option Exchange (“Employee FAQs”). The Proxy Materials, Employee Communication and Employee FAQs do not constitute an offer to holders of our outstanding stock options to exchange those options. The Option Exchange will only be commenced, if at all, if we receive the requisite shareholder approval at our Special Meeting.

The tender offer described in the Proxy Materials, Employee Communication and Employee FAQs has not yet commenced. At the time the Option Exchange has commenced, the Company will provide option holders who are eligible to participate in the Option Exchange with written materials explaining the precise terms and timing of the Option Exchange, free of charge. Persons who are eligible to participate in the Option Exchange should read these written materials carefully when they become available because they will contain important information about the Option Exchange. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov or the Company’s website at www.mentor.com/company/investor_relations/filings/index.cfm.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Notice of Special Meeting of Shareholders and Proxy Statement for the Special Meeting of Shareholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 12, 2009).

99.2	Employee Communication, dated November 12, 2009.

99.3	Employee Frequently Asked Questions, dated November 12, 2009.